UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.
(Exact name of registrant as specified in its charter)

Roque Saenz Peña 432
B1636FFB Olivos, Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Communication dated October 7, 2011

ITEM 1

In connection with Arcos Dorados Holdings Inc.’s (NYSE:  ARCO) (“Arcos Dorados”) secondary offering of Class A Shares, we are providing the following information with respect to our expected results for the third quarter of 2011.  This information also appears in the registration statement on Form F-1 relating to the secondary offering of our Class A Shares that has been filed with the U.S. Securities and Exchange Commission but has not yet become effective.

Expectations for Third Quarter 2011 Results

On a constant currency basis, our sales growth for the third quarter of 2011 improved upon the growth we experienced in the first half of the year. As evidence of this trend, we expect our systemwide comparable sales growth in the third quarter of 2011 to be stronger than the growth we experienced in the first half of the year.

Despite this strong operating performance, and in light of certain factors which have affected our results in prior periods and which we have previously reported, we expect our net income for the third quarter of 2011 when compared to the net income for the third quarter of 2010 to be impacted by:

•
an increase in compensation expense related to equity grants under our long-term incentive plan (in light of the increase in the current quoted market price of our class A shares (based on a closing price of $23.19 per share as of September 30, 2011, compared to $21.09 as of June 30, 2011)),

•	the one-time charges associated with the partial redemption of our 2019 Notes (as further described above), and

•
the depreciation of certain local currencies against the U.S. dollar during September 2011, which primarily generated a non-cash charge over certain balance sheet accounts. This depreciation was offset, in part, by gains from certain foreign currency hedging transactions.

We also expect that our effective tax rate for the third quarter of 2011 will be higher than our effective tax rate for the first half of 2011 as a result of several factors, including (i) the partial recovery of our valuation allowance related to our deferred tax assets during the first half of 2011 and (ii) withholding tax and additional expenses of our holding company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.
By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date:  October 7, 2011